Exhibit (a)(5)(H)

NEWS RELEASE

Contact:	Robert Raynor Director, Investor Relations (714) 773-7620

Beckman Coulter Responds To Biosite Filing

FULLERTON, CA (April 10, 2007)—Beckman Coulter, Inc. (NYSE: BEC), a leading developer, manufacturer, and marketer of products that simplify, automate, and innovate complex biomedical testing, today responded to the decision by the Board of Directors of Biosite® Incorporated (NASDAQ: BSTE) to authorize Biosite to engage and participate in discussions and negotiations with Inverness Medical Innovations, Incorporated (AMEX: IMA).

Scott Garrett, Beckman Coulter’s President and Chief Executive Officer, said, “The conditional and uncertain terms of the Inverness offer should give the Biosite board and its stockholders enormous pause. In our view, the fact that Inverness has not proposed a tender offer, which could be concluded relatively quickly, speaks volumes about the firmness of its financing. Inverness’ financing ‘commitments’ contain remarkably broad conditions and contingencies. It is not surprising, therefore, that Inverness instead is suggesting a one-step transaction – one that would take months to complete.”

Mr. Garrett further suggested that the Biosite Board should communicate the risks and uncertainties of the Inverness offer to Biosite’s stockholders who, based on trading levels in the marketplace, may be unaware of these risks.

“We remain committed to our transaction with Biosite and continue to be very enthusiastic about the prospects for developing Biosite and Beckman Coulter as a combined business,” stated Mr. Garrett. “Given the significant contingencies and uncertainties associated with Inverness’ proposal and the superiority of the transaction offered by Beckman Coulter’s definitive merger agreement with Biosite, Beckman Coulter is waiving the requirement that Biosite provide Beckman Coulter 48 hours notice prior to engaging in discussions or negotiations with or furnishing non-public information to Inverness.”

“We believe Biosite stockholders will conclude that Inverness is unable to make an offer for Biosite that is as compelling as the definitive transaction between Beckman Coulter and Biosite which is scheduled to be completed within the next 25 days. By waiving this 48-hour notice period, we are seeking to resolve the uncertainty in the marketplace resulting from Inverness’ offer as quickly as possible,” concluded Mr. Garrett.

As announced on April 2, 2007, Louisiana Acquisition Sub, Inc., a wholly-owned subsidiary of Beckman Coulter, has commenced a tender offer for all outstanding shares of Biosite at a price of $85.00 per share in cash. The Beckman Coulter tender offer is not subject to any financing conditions and is scheduled to be completed at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

About Beckman Coulter

Beckman Coulter, Inc., based in Fullerton, California, develops, manufactures and markets products that simplify automate, and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenues consisting of supplies, test kits, service and operating-type lease payments represent more than 75 percent of the company’s 2006 annual sales of $2.5 billion. For more information, visit www.beckmancoulter.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing of Beckman’s tender offer and interpretation of the merger agreement between Beckman Coulter and Biosite. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated, closing conditions to the acquisition were not satisfied or the risk that the merger agreement will be interpreted differently. For a further list and description of risks and uncertainties associated with Beckman Coulter’s and Biosite’s businesses, see their reports filed with the Securities and Exchange Commission, including each company’s “Risk Factors” section in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Beckman and Louisiana Acquisition Sub with the SEC on April 2, 2007. In addition, on April 2, 2007, Biosite filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC’s website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 769-4414 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Morgan Stanley.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website.